Michael E. Tenta

T: +1 650 843 5636

mtenta@cooley.com

March 31, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Mary Mast
Scot Foley
Frank Wyman

RE:	Aduro Biotech, Inc.
Registration Statement on Form S-1
Filed March 11, 2015
File No. 333-202667
Confidentially Submitted December 19, 2014
CIK No. 0001435049

Ladies and Gentlemen:

On behalf of Aduro Biotech, Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 17, 2015 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on December 19, 2014 and, as subsequently revised, was filed with the Commission on March 11, 2015 (the “Registration Statement”). We have incorporated the text of the comment into this response letter for convenience.

Comment:

Notes to Consolidated Financial Statements

Note 5. Related Party Convertible Promissory Notes, page F-14

1. Please refer to prior comment 4. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment. Please address the following matters in your response:

•	Explain why you followed the terms governing the Sale Event in determining the intrinsic value of the beneficial conversion feature, when the Next Financing Event had occurred. The Sale Event appears to be irrelevant to the May 2014 conversion; and

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 31, 2015

Page Two

•	Explain your basis for allocation of the reacquisition price to the repurchased beneficial conversion feature, when at the date of extinguishment of the Notes the beneficial conversion feature had been fully accreted.

Response:

The Company appreciates the Staff’s observations and the opportunity to clarify the accounting treatment resulting in the gain on extinguishment. Please note that within the response below the Company has relied on the defined terms described in the response to comment 24 in our January 27, 2015 letter to the Staff.

For reference, the following is a summary of relevant facts with respect to the Notes and the Company’s related accounting treatment, as originally described in the January 27, 2015 response:

•	the automatic conversion feature upon occurrence of the Next Financing at the Next Financing share price represented a redemption feature embedded within the Notes;

•	the Notes automatically convert to Series B shares upon a Sale Event or on the original maturity date of the Notes of May 30, 2014 based on a fixed-price established at issuance of the Notes if the Notes are not redeemed pursuant to the Next Financing feature; and

•	on May 30, 2014, the date of the Series C Financing, the Notes were redeemed under the Next Financing redemption feature, whereby the Note holders received 6,199,217 shares of Series C preferred stock with a fair value of $13.4 million.

In response to the question raised in the first bullet of the Staff’s comment, the Company respectfully advises that it concluded the Series C Financing was sufficiently complete such that it was deemed to have occurred prior to maturity of the Notes. Accordingly, the occurrence of the Next Financing, which was deemed to be a share-settled redemption, occurred prior to the mandatory conversion of the Notes into the Series B shares. This conclusion is supported by the following:

•	On April 30, 2014, the Company signed a Series C term sheet with one of its lead investors, Johnson and Johnson Development Corporation, which described that the Notes would convert to Series C. This term sheet set the valuation for the Series C financing and provided the basis for the material terms of the financing for all participating investors.

•	On May 23, 2014, the Company distributed to all Series C investors definitive financing documents, including i) Series C Preferred Stock Purchase Agreement, ii) Amended and Restated Stockholders’ Voting Agreement, iii) Second Amended and Restated Investor Rights Agreement; iv) Amended and Restated Right of First Refusal and Co-Sale Agreement, v) Restated Certificate of Incorporation, vi) Stockholder Written Consent, vii) Signature Packet, and viii) Wire Instructions into Escrow, along with a request for signatures which were delivered into escrow.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 31, 2015

Page Three

•	On May 29, 2014, the Company distributed to all Series C investors a redline version of final definitive financing documents and a request to release signature pages.

In response to the Staff’s comment related to the allocation of the reacquisition price to the repurchased beneficial conversion feature, the Company would like to advise the Staff that at the date of extinguishment of the Notes, the discount recorded against the Notes related to the beneficial conversion feature recorded on the commitment date had been fully accreted, resulting in the Notes being carried at their face amounts as of the date of extinguishment. However, the original entry to Additional Paid In Capital still remained in such account as of the conversion date. As a result, the reacquisition relates to the effect recorded in equity and not the discount recorded against the Notes.

In addition, further to the March 26, 2015 telephone discussion between representatives of the Staff and the Company, the Staff asked the Company to demonstrate the following statement, which was included in the Company’s response to comment 4, on page 4 of our March 2, 2015 response letter: “Economically, the gain represents the benefit the Company received as a result of issuing Series C shares with a fair value equal to the principal amount of the Notes rather than issuing the Series B shares under the fixed price conversion with significantly greater value.”

To further support the conclusion made in the foregoing statement, the Company emphasizes that the fair value of the Series C shares issued to settle the Notes was equal to the $13 million principal amount of the Notes. The number of Series C shares issued was based on the principal amount of the Notes divided by the fair value of Series C on the Next Financing date. Had Series B shares been issued pursuant to the mandatory conversion provision at maturity, the Note holders would have received a fixed number of Series B shares (the principal amount of the Notes divided by the original issuance price of $1.19, or 10,890,214 shares, per the terms of the Notes) with a fair value of $1.52 per share on the date the Notes were extinguished, equating to a value of $16.6 million. This would have exceeded the value actually received by $3.6 million.

Lastly, also pursuant to our discussion on March 26, 2015, in considering the accounting upon extinguishment pursuant to ASC 470-50-40-2, the Company noted ASC 470-20-40-3 which addresses extinguishments of convertible debt instruments containing beneficial conversion features. It states, in part, the following (emphasis added):

If a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, the amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature shall be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. Thus, the issuer shall record a gain or loss on extinguishment of the convertible debt security.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 31, 2015

Page Four

In considering the guidance in ASC 470-20-40-3, the Company noted Issue 12(b) of EITF Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. Issue 12(b) is one of several practice issues raised to the EITF on how to account for the reacquisition of a BCF upon extinguishing a convertible debt instrument. While this issue was one of several that were never finalized, EITF 00-27 included tentative conclusions reached by the EITF on those issues. We note that as this guidance was never finalized, it was not included in the Codification. However, we believe it supports the Company’s conclusion that the intention of the guidance in ASC 470-20-40-3 was indeed to use the actual intrinsic value of the conversion feature at the extinguishment date, as illustrated above. The discussion below states that the amount allocated to the reacquisition of the BCF is the intrinsic value of that BCF on the date of extinguishment, regardless of whether such amount is greater than or less than the BCF calculated at the commitment date. Issue 12(b) of EITF 00-27 states the following (emphasis added):

Issue 12(b) — How the requirement to allocate a portion of the reacquisition price to the beneficial conversion option for convertible debt should be applied if the intrinsic value of that option at the date of extinguishment is greater than the originally measured intrinsic value.

35. The Task Force reached a tentative conclusion that Issue 98-5 does not provide for a different measurement of the amount of the reacquisition price that is allocated to the reacquisition of the conversion option if the intrinsic value of the conversion option is greater at the extinguishment date than the amount measured at the commitment date. In other words, the amount of the reacquisition price allocated to the conversion option is always calculated based on the option’s intrinsic value at the extinguishment date, which could result in a reduction in additional paid-in capital that exceeds the amount recorded in additional paid-in capital for the beneficial conversion option when the instrument was issued.

Accordingly, the Company believes this guidance requires us to measure the intrinsic value of the conversion option on the date of extinguishment as part of allocating extinguishment proceeds to the reacquisition of the BCF.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 31, 2015

Page Five

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding response letter to the undersigned at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.
Jennifer Lew, Aduro Biotech, Inc.
Barbara A. Kosacz, Cooley LLP
Mark V. Roeder, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Michael VanderKlugt, Deloitte & Touche LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM